BEEKMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$42,891
Other assets	2,024
TOTAL ASSETS	$44,915

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 251
Accrued expenses	7,015
Total Liabilities	7,266
Stockholders' Equity	
Common Stock - $1 par value; authorized 20,000 shares, Issued and outstanding, 1,225 shares	1,225
Additional Paid-in Capital	251,507
Prior Period Adjustment	7,422
Accumulated Deficit	(222,505)
Total Stockholders' Equity	37,649
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$44,915